                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR THE TRANSITION PERIOD FROM                 TO
                               ---------------    ---------------
COMMISSION FILE NUMBER 1-12001



                 Allegheny Rodney (ALstrip) Profit Sharing Plan
                 ----------------------------------------------
                                (Title of Plan)



                      ALLEGHENY TECHNOLOGIES INCORPORATED
            (Name of Issuer of securities held pursuant to the Plan)



            1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479 (Address of Plan and of principal executive office of Issuer)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Allegheny Rodney (ALstrip) Profit Sharing Plan
Year ended December 31, 2002

                              Financial Statements
                            And Supplemental Schedule

                 Allegheny Rodney (ALstrip) Profit Sharing Plan

                          Year ended December 31, 2002

                                   (Unaudited)

                 Allegheny Rodney (ALstrip) Profit Sharing Plan

                              Financial Statements
                            and Supplemental Schedule

                          Year ended December 31, 2002

                                   (Unaudited)


                                    CONTENTS

Financial Statements (Unaudited)

Statements of Net Assets Available for Benefits ............................................................... 1
Statement of Changes in Net Assets Available for Benefits...................................................... 2
Notes to Financial Statements ................................................................................. 3


Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)................................................11

EXHIBITS
   99        Certification Pursuant to Section 906 of the Sabanes-Oxley Act of 2002

                 Allegheny Rodney (ALstrip) Profit Sharing Plan

                 Statements of Net Assets Available for Benefits

                                   (Unaudited)

                                                                                   DECEMBER 31
                                                                               2002           2001
                                                                             ------------------------

Investments:
   Interest in Allegheny Technologies Incorporated
            Savings Plan Trust                                               $630,207        $727,715
   Interest in registered investment companies                                140,731         137,209
   Participant loans                                                           81,853          54,058
   Interest in common collective trusts                                        31,853          57,378
                                                                             ------------------------
Net assets available for benefits                                            $884,644        $976,360
                                                                             ========================



See accompanying notes.

                 Allegheny Rodney (ALstrip) Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                                   (Unaudited)

                          Year ended December 31, 2002


  Contributions:
    Employer                                                             $  32,069
    Employee                                                                 2,140
                                                                         ---------
  Total contributions                                                       34,209
  Investment income (loss):
    Net loss from interest in Allegheny Technologies Incorporated
      Savings Plan Trust                                                   (56,300)
    Net loss from interest in registered investment companies                9,234
    Net loss from interest in common collective trusts                      (6,994)
    Interest income                                                          5,437
                                                                         ---------
  Total investment loss                                                    (48,623)
                                                                         ---------
                                                                           (14,414)

  Distributions to participants                                            (77,302)
                                                                         ---------

Net decrease in net assets available for benefits                          (91,716)
Net assets available for benefits at beginning of year                     976,360
                                                                         ---------
Net assets available for benefits at end of year                         $ 884,644
                                                                         =========




See accompanying notes.

                 Allegheny Rodney (ALstrip) Profit Sharing Plan

                          Notes to Financial Statements

                                December 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

Investments are valued as follows:

    Bank and insurance contracts with varying contract rates and maturity dates are stated at contract value.

    Although it is management's intention to hold the investment contracts in the Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

    All other funds are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

The Allegheny Rodney (ALstrip) Profit Sharing Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. The discretionary employer profit sharing contribution was stopped in 2001.

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan's trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

                 Allegheny Rodney (ALstrip) Profit Sharing Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

Participants may make "in-service" (age 59-1/2 only) and hardship withdrawals as outlined in the plan document.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods from 6 months up to 180 months. Payments are made by payroll deductions.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents. Copies of these documents are available from the Plan Sponsor.

                 Allegheny Rodney (ALstrip) Profit Sharing Plan

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and December 31, 2001.

                                                            DECEMBER 31
                                                       2002            2001
                                                     ------------------------
                                                            (Unaudited)

Fixed Income Master Trust                            $382,833        $359,336
Allegheny Technologies Disciplined Stock Fund         238,836         359,484
Dreyfus Bond Market Index                             128,993         127,325

Certain of the Plan's investments are in the Allegheny Technologies Incorporated Savings Plan Trust, which has three subsidiary Master Trusts; the Allegheny Technologies Disciplined Stock Fund Master Trust, the Alliance Equity Master Trust and the Fixed Income Master Trust, which are institutional separate accounts valued on a unitized trust basis (collectively, the "Master Trust"). The Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. At December 31, 2002, the Plan's interest in the net assets of the Allegheny Technologies Disciplined Stock Fund Master Trust, the Alliance Equity Master Trust and the Fixed Income Master Trust were as follows:

                                                                      2002
                                                                   -----------
                                                                   (Unaudited)

Allegheny Technologies Disciplined Stock Fund Master Trust           0.43%
Fixed Income Master Trust                                            0.21
Alliance Equity Master Trust                                         0.03

Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

                 Allegheny Rodney (ALstrip) Profit Sharing Plan

3. INVESTMENTS (CONTINUED)

The composition of the net assets of the Fixed Income Master Trust at December 31, 2002 was as follows:

                                                      2002
                                                  ------------
                                                   (Unaudited)

Guaranteed investment contracts:
   Canada Life                                    $  2,757,412
   GE Life and Annuity                              10,420,327
   Hartford Life Insurance Company                  10,460,185
   John Hancock Life Insurance Company               9,854,982
   Monumental Life Insurance Company                 2,363,422
   New York Life Insurance Company                   7,808,955
   Ohio National Life                                5,976,900
   Pacific Mutual Life Insurance Company             6,074,436
   Principal Life                                    1,134,634
   Protective Life Insurance Company                 1,006,463
   Pruco Pace Credit Enhanced                        8,689,223
   Safeco Life Insurance                             1,973,290
   Security Life of Denver                           6,465,137
   Sun America, Inc.                                 2,988,024
   United of Omaha                                   7,226,335
                                                  ------------
                                                    85,199,725

Synthetic guaranteed investment contracts:

   Caisse des Depots et Consignations                4,953,210
   CIT Equipment                                       996,925
   Common Wealth Edison                              2,999,980
   Commit to purchase FNMA 02-74 LC                  3,071,979
   Conn RRB Spec Trust                               2,948,436
   Detroit Edison                                    2,027,941
   FHLMC                                             5,977,227
   Illinois Power Sp. Trust                          1,971,078
   MBNA Master CC Trust                              1,993,490
   MDA Monumental BGI Wrap                          41,868,727
   Peco Energy Company                               1,970,899
   Peoples Security Life Insurance Company           2,491,608
   Public Service                                    2,036,624
   Transamerica Occidental                           6,568,303
   Union Bank of Switzerland                           174,682
   Westdeutsche Landesbank Girozentrale              3,556,463
                                                  ------------
                                                    85,607,572

Interest in common collective trusts                 7,972,257
Interest bearing cash                                  212,167
Other                                                1,817,668
                                                  ------------
Total net assets                                  $180,809,389
                                                  ============

                 Allegheny Rodney (ALstrip) Profit Sharing Plan

3. INVESTMENTS (CONTINUED)

The Fixed Income Fund (the Fund) invests in guaranteed investment contracts
(GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs) and collateralized mortgage obligations
(CMOs) with fair values of $88,750,762 at December 31, 2002. The contract value minus the market value of the wrapper contracts at December 31, 2002 is ($2,667,261).

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate; (2) set at the time of purchase for a fixed term and variable crediting rate or (3) set at the time of purchase and reset monthly within a "constant duration." A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2002, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 3.27% to 8.05%.

For the year ended December 31, 2002, the average annual yield for the investment contracts in the Fund was 5.74%. Fair value of the GICs was estimated by discounting the weighted average of the Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract's supporting assets at December 31, 2002.

                 Allegheny Rodney (ALstrip) Profit Sharing Plan

3. INVESTMENTS (CONTINUED)

The composition of net assets of the Alliance Equity Master Trust at December 31, 2002 was as follows:

                                                          2002
                                                      ------------
                                                       (Unaudited)

Investment in registered investment companies:

Alliance Equity Fund S.A. #4                          $ 26,603,639
Operating payables                                         (49,895)
                                                      ------------
Total net assets                                      $ 26,553,744
                                                      ============

The composition of net assets of the Allegheny Technologies Disciplined Stock Fund Master Trust at December 31, 2002 was as follows:

                                                          2002
                                                      ------------
                                                       (Unaudited)

Corporate common stocks                               $ 53,256,475
Investment in common collective trusts                   1,630,752
Receivables                                                 67,848
Operating Payables                                         (25,733)
                                                      ------------
Total net assets                                      $ 54,929,342
                                                      ============

                 Allegheny Rodney (ALstrip) Profit Sharing Plan

3. INVESTMENTS (CONTINUED)

The composition of the changes in net assets of the various master trusts is as follows:

                                                                                        ALLEGHENY
                                                                  ALLIANCE            TECHNOLOGIES
                                                                   EQUITY              DISCIPLINED
                                             FIXED INCOME          MASTER              STOCK FUND
                                             MASTER TRUST           TRUST             MASTER TRUST
                                          ---------------------------------------------------------
                                                              YEAR ENDED DECEMBER 31
                                          ---------------------------------------------------------
                                                2002                 2002                  2002
                                          ---------------------------------------------------------
                                                                 (Unaudited)

Investment income (loss):
   Interest income                        $   9,786,577         $        --           $        --
   Net realized/unrealized loss on
     Corporate common stocks                      1,528                  --             (17,406,255)
   Dividends                                       --                    --                 948,623
   Net loss, registered
     Investment companies                          --             (10,652,634)                 --
   Net gain, common collective
     trusts                                     172,081                  --                  13,761
Other income                                     69,815                  --                    --
Administrative expenses                        (236,944)             (118,618)             (424,085)
Transfers                                     5,374,077            (2,634,913)           (5,733,400)
                                          ---------------------------------------------------------
Net increase (decrease)                      15,167,134           (13,406,165)          (22,601,356)
Total net assets at beginning
  of year                                   165,642,255            39,959,909            77,530,698
                                          ---------------------------------------------------------
Total net assets at end of year           $ 180,809,389         $  26,553,744         $  54,929,342
                                          =========================================================

                 Allegheny Rodney (ALstrip) Profit Sharing Plan

3. INVESTMENTS (CONTINUED)

Interest, realized and unrealized gains and losses, and management fees from the master trusts are included in the net loss from interest in Allegheny Technologies Incorporated Savings Plan Trust on the statement of changes in net assets available for benefits.

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 16, 1993, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. PARTIES-IN-INTEREST

Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds' distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the Trustee for this Plan. Therefore, transactions with these entities qualify as party-in-interest. Trustee and investment fees paid during 2002 and 2001 were based upon customary and reasonable rates for such services.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                 Allegheny Rodney (Alstrip) Profit Sharing Plan

                             EIN 25-1792394 Plan 002

         Schedule H, Line 4(I)--Schedule of Assets (Held at End of Year)

                                December 31, 2002


                           INVESTMENT DESCRIPTION              UNITS/SHARES    CURRENT
                                                                                VALUE
--------------------------------------------------------------------------------------

Interest in registered investment companies:

   Dreyfus Bond Market Index Fund*                              12,296.769    $128,993
   Dreyfus Emerging Leaders Fund*                                  147.907       4,106
   Dreyfus Growth & Value International Fund*                      223.025       2,685
   MAS Mid Cap Growth Fund, Institutional Shares                    74.366         899
   Prudential Jennison Growth Fund, Class A Shares                 402.408       4,048
                                                                              --------
                                                                              $140,731
                                                                              ========
Participant loans (5.25% to 10.50%)*                                          $ 81,853
                                                                              ========


Interest in common collective investment funds:

   Dreyfus LifeStyle Growth & Income Fund*                       1,436.059    $ 20,691
   Dreyfus LifeStyle Growth Fund*                                  634.292       8,525
   Dreyfus LifeStyle Income Fund*                                  174.653       2,637
                                                                              --------
                                                                              $ 31,853
                                                                              ========



* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               ALLEGHENY TECHNOLOGIES INCORPORATED
                               ALLEGHENY RODNEY (ALSTRIP) PROFIT SHARING PLAN


                               By: /s/ Richard J. Harshman
                                   ------------------------------------
Date: June 27, 2003                    Richard J. Harshman
                                       Senior Vice President-Finance and
                                       Chief Financial Officer
                                       (Principal Financial Officer and Duly
                                       Authorized Officer)